5/14/02

02036502

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 14, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ____________________.]

Computershare
600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

May 14, 2002

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange
New York Stock Exchange

Dear Sirs:

Subject: **Talisman Energy Inc.**

We confirm that the following material was sent by pre-paid mail on May 13, 2002, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

Interim Report – For the three months ended March 31, 2002

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Jody Wood
Stock Transfer Services

TALISMAN

ENERGY

Talisman Three Month Cash Flow $577 Million
Net Income $101 Million
Production up 11% Over Last Year

CALGARY, Alberta – May 1, 2002 – Talisman Energy Inc. today reported first quarter cash flow of $577 million and net income of $101 million. Cash flow is down 24% from a year ago due largely to a 34% drop in commodity prices. Offsetting this was an 11% increase in oil and gas production which averaged 452,000 boe/d during the quarter.

Net income was $101 million for the quarter, down from $283 million in the same quarter last year, impacted by lower prices and the one time effect of writing off the Kildrummy development in the North Sea. Excluding the Kildrummy writeoff, net income would have been $133 million.

"Commodity prices have been very resilient during the quarter reflecting current political tensions and the improving economic landscape," said Dr. Jim Buckee, President and Chief Executive Officer. "As a result, we are raising our cash flow estimate for the year and we now expect cash flow per share of $17-18 for 2002 compared to our January estimate of $15-16 per share. This is based on a US$22/bbl WTI price and US$3/mcf NYMEX gas price.

"We are maintaining our production target range of 450,000-480,000 bbls/d for 2002. Exploration and development spending is still budgeted at about $2 billion. Talisman is still on track for 10% per annum production growth over the next two years, with major new projects underway and on schedule in Southeast Asia, Algeria and Trinidad."

First Quarter Highlights

- Cash flow of $577 million ($4.31/share), compared to $764 million ($5.64/share) in the first three months of 2001. Cash flow was up 15% over the fourth quarter of 2001.
- Net income of $101 million ($0.71/share), compared to $283 million ($2.05/share) for the first quarter of last year.
- Exploration and development spending during the quarter of $562 million, versus $374 million a year earlier.
- Production of 452,000 boe/d during the quarter, compared to 406,000 boe/d a year earlier.
- Oil prices of $31.27/bbl in the first quarter, down 14% from the first quarter of 2001. Natural gas prices were $3.55/mcf ($3.29/mcf in Canada), down 57% compared to $8.24/mcf ($9.06/mcf in Canada) in the same period last year.
- Long-term debt of $3 billion (1.3:1 debt to cash flow ratio based on previous 12 months).

For the three months ended
March 31, 2002
INTERIM REPORT

TALISMAN

ENERGY

Operations Summary

- Talisman was the second most active driller in Western Canada during the quarter with a peak of 31 drilling rigs and 25 service rigs operating. The Company drilled 67 gas wells and 25 oil wells and participated in 44 others.
- Talisman cancelled plans to develop the Kildrummy field in the North Sea.
- Talisman has signed the product sharing contract for Block 3a in Trinidad where it holds a 30% working interest. An appraisal well at Kairi-2 in the adjacent 2c Block tested 4,360 bbls/d.
- Development of the PM3 CAA in Malaysia and Vietnam is on schedule and on budget. Production is expected in the third quarter of 2003.
- An independent engineering firm has estimated proved and probable reserves of four trillion cubic feet in the Suban field in Indonesia, significantly adding to the reserve potential in the Corridor Block where Talisman has a 36% interest.
- A successful exploration well at Diffra West in Sudan has increased expectations for additional discoveries on Block 4.
- The Hannay field commenced production in the North Sea.

Management's Discussion and Analysis (MD&A)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements. The calculation of barrels of oil equivalent (boe) is based on a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil equivalent. All comparative percentages are between the quarters ended March 31, 2002 and March 31, 2001, unless stated otherwise.

	Three months ended March 31	
	2002	2001
Financial (millions of Canadian dollars unless otherwise stated)		
Cash flow[1]	577	764
Net income[1]	101	283
Exploration and development expenditures	562	374
Per common share (dollars)		
Cash flow[1] – Basic	4.31	5.64
– Diluted	4.24	5.54
Net income[2] – Basic	0.71	2.05
– Diluted	0.70	2.01
Production (daily average production)		
Oil and liquids (bbls/d)	277,971	240,550
Natural gas (mmcf/d)	1,044	993
Total mboe/d	452	406

1) Amounts are reported prior to preferred security charges of $11 million ($6 million, net of tax) for the three months ended March 31, 2002 (2001 - $10 million; $6 million, net of tax).
2) Per common share amounts for net income and diluted net income are reported after preferred security charges.

For the quarter ended March 31, production averaged 452,000 boe/d, cash flow and net income were $577 million ($4.24/share – diluted) and $101 million ($0.70/share - diluted), respectively. Production increased 11% over the first quarter of 2001 with gains in both liquids and natural gas. Production for the quarter was down compared to the fourth quarter of 2001 due to natural declines, development delays and mechanical issues. Cash flow is down compared to the first quarter of 2001 primarily due to lower commodity prices. Net income for the quarter was further reduced by an impairment in the North Sea and increases in dry hole expense and depreciation, depletion and amortization. When compared to the fourth quarter of 2001, cash flow is up 15% on higher commodity prices. The 2001 comparative figures have been restated for a new accounting standard on foreign exchange gains and losses. The impact of the new standard is explained in the section Accounting Changes of the MD&A and in the notes to the March 31, 2002 Interim Consolidated Financial Statements.

Production (daily average production)	**Three months ended March 31**	
	2002	2001
Oil and liquids (bbls/d)		
Canada	**63,611**	66,287
North Sea	**132,718**	105,424
Southeast Asia	**23,034**	18,756
Sudan	**58,608**	50,083
	277,971	240,550
Natural gas (mmcf/d)		
Canada	**823**	789
North Sea	**119**	108
Southeast Asia	**102**	96
	1,044	993
Total mboe/d (6mcf=1boe)	**452**	406

Total liquids production for the quarter was up 16% to 277,971 bbls/d due to higher volumes in most segments. North Sea liquids production increased 26% with a significant portion of the increase from the Blake oil field, which contributed to a combined rate at Ross/Blake of 28,730 bbls/d during the quarter, compared to 7,513 bbls/d from Ross during the first quarter of 2001. A full quarter's production from Beatrice (9,353 bbls/d) and Beauly (6,148 bbls/d) and the commencement of production on March 21 of Hannay (1,277 bbls/d) contributed to the increased production. These production gains were partially offset by higher water cut at Clyde and natural decline at Piper, which was impacted by drilling delays and an unsuccessful development well. Production in the North Sea is down slightly from the fourth quarter of 2001 due to gas compression system repairs on the Ross/Blake FPSO taking six weeks. The repairs were completed in March. Production at MacCulloch and Beatrice is up compared to the fourth quarter due to the tie in of new wells at the end of 2001.

Sudan production increased 17% over a year ago to 58,608 bbls/d due to the tie in of new wells and ongoing efforts to increase pipeline capacity. Canadian liquids production decreased slightly due to natural declines and delayed development. Southeast Asia liquids production increased 23% with the PM3 CAA in Malaysia/Vietnam contributing 5,791 bbls/d, which was partly offset by natural declines in the Indonesian properties.

Total natural gas production increased 5% from a year ago to 1,044 mmcf/d, with production gains realized in all segments. Canadian natural gas production increased 4% due to the Petromet acquisition in 2001 and the tie in of new wells, which was partially offset by natural decline and development delays. North Sea gas production increased 10% as a result of the Lundin acquisition. Southeast Asian gas production increased 6% due to additional sales to Caltex and the commencement of gas production from the OK Block at the end of March. Canadian natural gas production was boosted in the fourth quarter of 2001 by the inclusion of production from earlier periods; absent this, production was relatively flat quarter to quarter. North Sea gas production is down compared to the fourth quarter of 2001 due to lower demand.

Netbacks

	Three months ended March 31	
	2002	2001
Oil and liquids ($/bbl)		
Sales price	31.27	36.54
Hedging expense (income)	(0.75)	0.14
Royalties	5.52	6.58
Operating costs	7.38	6.94
	19.12	22.88
Natural gas ($/mcf)		
Sales price	3.55	8.24
Hedging expense (income)	(0.33)	0.43
Royalties	0.63	2.01
Operating costs	0.61	0.59
	2.64	5.21
Total $/boe	17.85	26.32

Netbacks do not include synthetic oil and pipeline operations.

Lower demand for oil and natural gas due to a weakened North American and global economy has resulted in an overall decrease in oil and natural gas prices as compared to a year ago. Oil prices strengthened at the end of the first quarter of 2002 with increased economic activity and heightened risk of supply interruption.

The Company's crude oil price in the quarter averaged $31.27/bbl (2001 - $36.54/bbl) and is consistent with the relative movement in crude oil indices. During the quarter, the differential between the Company's reported price and WTI narrowed. The price of the Company's Nile Blend in Sudan averaged $29.35/bbl, a drop of 10% from a year ago compared to a decrease of 25% in WTI over the same period, due to the strengthening of the Minas benchmark price and reduced shipping costs.

Talisman's Canadian natural gas prices averaged $3.29/mcf in the quarter (2001 - $9.06/mcf), a decrease of 64%. The change in the Canadian natural gas price is consistent with the movement of the benchmark AECO price. North Sea natural gas prices declined 6%, averaging $5.04/mcf. Southeast Asia natural gas prices dropped 16% to $3.96/mcf in 2002. Natural gas production from Corridor in Indonesia is exchanged for Duri crude oil on an energy equivalent basis and sold offshore with payment in US dollars.

Talisman realized a hedging gain for the quarter of $1.23/boe versus a loss of $1.15/boe in 2001. Hedging gains and losses do not include the impact of fixed priced commodity contracts as these are directly included in the Company's reported price. See notes 9 and 10 of the December 31, 2001 Consolidated Financial Statements for additional disclosure of the financial and commodity contracts outstanding. In addition to the financial contracts summarized in note 9, the Company entered into three-way collars for an additional 25,000 bbls/d for the remainder of 2002 referenced to WTI and approximately 16,500 mcf/d for the period April to October 2002 referenced to AECO.

As a result of the CICA deferring until 2003 the Accounting Guideline on Hedging Relationships, the Company will continue to record the cash payments and receipts on its three-way collars as part of hedging activities.

Average royalty rates (%)	**Three months ended March 31**	
	2002	2001
Canada	**21**	26
North Sea	**6**	5
Southeast Asia	**26**	21
Sudan	**39**	38
	18	21

The average Canadian royalty rate decreased with lower oil and natural gas prices. The North Sea royalty rate increased because of the higher reported royalties on the Company's natural gas production at Brae, which averaged 20% in the first quarter of 2002 versus 5% in 2001. This increased as a result of the acquisition of Lundin's carried interest during 2001. Within Southeast Asia, royalties on production from Corridor natural gas equalled 5%, royalties on oil production from PM3 CAA equalled 31% and royalties on liquids production from the Indonesian blocks equalled 40%, which is up slightly due to the depletion of a cost recovery pool at Tanjung. Sudan royalties increased slightly due to higher production, mostly offset by lower crude oil prices.

Operating costs ($/boe)	**Three months ended March 31**	
	2002	2001
Canada	**4.41**	4.14
North Sea	**9.28**	8.74
Southeast Asia	**5.17**	4.67
Sudan	**2.89**	3.71
	5.94	5.54

Canadian liquids and natural gas operating costs for the quarter were $5.48/bbl and $0.66/mcf, respectively, compared to $4.91/bbl and $0.63/mcf in 2001. Canadian operating costs increased throughout 2001 due to higher maintenance, third-party processing and power costs. Unit operating costs per boe for the first quarter in Canada are down 10% from the fourth quarter of 2001, with cost reductions in both liquids and gas. North Sea unit operating cost are up 6% from the first quarter of 2001 due to higher workover and maintenance costs, which were partially offset by higher production. Compared to the fourth quarter of 2001, unit operating costs in the North Sea were higher due to lower production volumes. Southeast Asia unit operating costs increased to $5.17/boe (2001 – $4.67/boe) due to the inclusion of production from PM3 CAA with operating costs of $7.65/bbl, lower liquids production from Indonesia and higher natural gas operating costs at Corridor. Operating costs per unit at PM3 CAA are expected to decrease substantially when new production from Phase 2 is tied in. Sudan unit operating costs decreased during the quarter due to cost reductions and higher volumes.

Exploration and Development Expenditures ($ millions)	Three months ended March 31	
	2002	2001
Canada	285	209
North Sea	149	107
Southeast Asia	50	17
Sudan	25	23
Other	53	18
	562	374

Exploration and development expenditures increased 50% over 2001 with increased spending in all segments. Total planned expenditure for 2002 is approximately $2 billion. Other primarily relates to additional appraisal drilling in Trinidad and continued development in Algeria.

DD&A ($/boe)

	Three months ended March 31	
	2002	2001
Canada	8.41	7.08
North Sea	11.84	11.17
Southeast Asia	6.10	6.52
Sudan	4.32	3.86
	8.83	7.88

Depreciation, depletion and amortization increased with higher production. The overall DD&A rate increased with higher capital spending. In Canada, the rate was further impacted by the Petromet acquisition and higher land acquisition costs. The DD&A rate decreased in Southeast Asia due to increased reserves.

Other ($ millions except where noted)	Three months ended March 31	
	2002	2001
G&A ($/boe)	0.75	0.74
Net property disposition (loss) gain	1	(1)
Interest costs capitalized	7	6
Dry hole expense	27	14
Other expense	51	62
Interest expense	38	29
Other revenue	21	25

Other expense in 2002 includes an impairment charge of $45 million ($32 million after tax) relating to the North Sea Kildrummy project. The results of the second appraisal well indicated that the reserves were not sufficient for field development under present economic circumstances. Other expense in 2001 includes a foreign exchange loss of $65 million on the Company's foreign currency denominated long-term debt. The 2001 loss of $65 million has been restated in accordance with a new accounting standard discussed in Accounting Changes below. The foreign exchange gain for the quarter ended March 31, 2002 on long-term debt was $1 million.

Dry hole expense in Canada for the quarter was $16 million, compared to $12 million in the same period in 2001. The unsuccessful Crapaud well in Trinidad accounted for the remainder of the 2002 dry hole costs.

Taxes ($ millions)	**Three months ended March 31**	
	2002	2001
Current income tax	**51**	125
Future income tax (recovery)	**(3)**	75
Petroleum Revenue Tax	**41**	44
	89	244

Current income taxes are down due to lower prices in the first quarter with significant decreases in Canada, the North Sea and Indonesia relative to last year. Future income tax was also impacted by lower commodity prices and the property impairment in the North Sea.

Subsequent to quarter end, the UK announced a 10% supplemental tax on North Sea oil and gas profits, an acceleration of capital allowances and their intention to abolish government royalties at a date to be announced in the future. The impact of these changes is expected to be cash flow positive in the near term as the acceleration of capital allowances more than offsets the new 10% tax. On a non-cash basis, the provision for future tax liability will be increased by approximately $120 million once the legislation is enacted.

Long-term Debt and Share Repurchase

During the quarter, the Company issued $325 million in unsecured Medium Term Notes with a coupon of 5.80% maturing on January 30, 2007. In addition, the Company completed a private debt placement in the US for a further $159 million (US$100 million) with a coupon of 6.68% due February 21, 2008. Subsequent to quarter end, the Company completed a $564 million (£250 million) Eurobond offering of 6.625% notes due December 5, 2017. The proceeds from these offerings have been used to repay the Acquisition Credit Facility and other bank indebtedness.

The current portion of long-term debt has been eliminated at quarter end as a result of the Company's ability to refinance amounts due within one year with existing bank facilities.

The Company renewed its shelf prospectus under which it may issue up to $500 million of medium term notes in aggregate in the Canadian public debt market. The shelf prospectus expires in April 2004.

The Company renewed its normal course issuer bid in March 2002. This permits Talisman to purchase up to 6,716,781 of its common shares, representing 5% of the total number of common shares outstanding at the time of the renewal.

Accounting Changes

As disclosed in the Notes to the March 31, 2002 Interim Consolidated Financial Statements, effective January 1, 2002, the following accounting changes were implemented:

The Company adopted the US dollar as its functional currency. This change has not had a significant impact on the Company's quarterly results or financial position. The Company's financial results have been displayed in Canadian dollars using the method described in the notes to the March 31, 2002 Interim Consolidated Financial Statements.

In accordance with a new CICA accounting standard, the Company ceased the deferral and amortization of the gains or losses on foreign currency denominated long-term debt. Such gains or losses are now reflected in the Income Statement in the period incurred. The new standard has been applied retroactively and the financial statements of comparative periods have been restated. The impact of the new standard on current quarter's results was to increase net income by $4 million and reduce other assets and retained earnings by $103 million, representing the accumulated deferred foreign exchange loss at January 1, 2002. As indicated above, the 2001 comparative financial statements have been restated to include the impact of the new standard as if the standard had been effective January 1, 2001. The restatement reduced the net income for the quarter ended March 31, 2001 by $63 million and reduced other assets and the retained earnings at January 2, 2001 by $51 million.

Amortization of goodwill ceased and goodwill is now subject to ongoing annual impairment reviews, or as economic events dictate, based on the fair value of reporting units. This change did not have a significant impact on the current quarter's financial results.

Sensitivities

Talisman's financial performance is impacted by factors such as changes in volumes, commodity prices and exchange rates. The sensitivities, as disclosed in the year end MD&A, remain largely unchanged except that they have been updated for higher oil prices of US$22/bbl WTI and new commodity hedging contracts. As a result of these changes the approximate impact in 2002 of a US$1.00/bbl change in WTI is $55 million to cash flow and $54 million to net income.

Exploration and Operations Review

Canada

Talisman had a very active Canadian drilling program early in 2002 with 31 drilling rigs and 25 service rigs active at one point, making Talisman the second most active driller in the industry. Talisman participated in 157 gross wells (105 gas, 31 oil), with an 87% success rate.

At Monkman, new wells, development activities and debottlenecking have increased productive capacity by 25 mmcf/d. The Kwoen sour gas injection plant is expected to start up later this year providing incremental processing capacity to the region.

Production in the Alberta Foothills increased by 15% (15 mmcf/d) over the first quarter of last year, reaching a record 124 mmcf/d. Six recent wells have shown excellent potential, with individual test rates reaching 23 mmcf/d.

In Ontario, Talisman's Romney 5-203 well set a record horizontal depth of 4,082 metres with initial production rates of 250 boe/d. Two successful recompletions were carried out in the Rochester pool and horizontal drilling in this new area will continue in the second quarter.

At Bigstone/Wildriver Talisman drilled 14 gas wells with a 100% success rate. During the first quarter an application allowing for immediate commingling of multi-zone wells was approved for the Wild River field. The second quarter will see the completion and commissioning of the Wild River gas plant expansion, resulting in an initial 18 mmcf/d of gas being diverted to CFGGS (Central Foothills Gas

Gathering System) with the capacity to divert a total of 40 mmcf/d. This quarter has also seen the commencement of the first gas on the Pinto Lateral. It is expected to have a throughput of 35 mmcf/d by late 2002.

At Edson, seven of 18 planned wells have been drilled with a 100% success rate. The Plante 12-25 well, drilled last year, was tied in on February 27 and is currently producing 5 mmcf/d.

At Whitecourt, a total of 20 gross (16 net) wells have been drilled to date with a 76% success rate. Year to date drilling reserve adds have averaged 2.1 bcf per successful well.

Thirty-seven wells were drilled in Greater Arch during the quarter, also with a 76% success rate. The resulting 21 gas and seven oil wells are scheduled to be tied in late in the third quarter. One well (TLM Hythe 12-15 100% working interest) was put on production March 10 and is producing 5 mmcf/d.

At Chauvin, 11 wells have been drilled year to date with a 100% success rate. A successful 2001 and first quarter 2002 drilling program increased Chauvin oil production by 17% (1,889 bbls/d) over the first quarter 2001. Chauvin is currently producing 13,277 bbls/d and 15 mmcf/d.

Talisman drilled five coal bed methane wells during the quarter and a pilot production project is planned for start up in the second half of 2002.

North Sea

Talisman continued a very active program in the North Sea, spending $150 million during the quarter. Production was up 24% over the first quarter of 2001 with production gains coming from Blake, Beatrice and Beauly. Production was lower than the fourth quarter of 2001 primarily due to the loss of gas compression on Ross/Blake for six weeks. This has now been repaired.

During March, the Hannay field was commissioned with initial production rates of 20,000 bbls/d, although recent production has been limited by sand production, which is under investigation.

The Halley production well has been drilled successfully and first production is expected in May with initial gross production rates of 15,000 bbls/d. Talisman's working interest is 60%. Development wells at Claymore and Tartan were successful and are currently producing 6,000 bbls/d and 1,600 bbls/d respectively. Unsuccessful development wells were drilled at Piper and Highlander.

Development planning is continuing for the Blake flank, with a decision expected in the third quarter. Talisman has cancelled plans to develop the Kildrummy field based on recent drilling results.

Indonesia

An independent review of reserves at the Suban field within the Corridor Block has estimated proved and probable reserves of four trillion cubic feet and additional possible reserves of five trillion cubic feet.

Additional sales to Caltex from the Corridor Gas Project are expected by year end. The Singapore gas sales project is expected to start in late 2003 or early 2004. Negotiations for additional sales to Malaysia, Singapore, Batam and other markets are continuing.

A consortium including Talisman has been selected as the preferred bidder to negotiate investment in the new Indonesian gas pipeline company, Trans Gas Indo. Talisman will have a 15% stake in a consortium holding a 40% interest in the pipeline company. This would give the Company a strategic position in the existing gas pipeline to Duri, the planned spur line to Singapore and additional new pipeline capacity either within Indonesia or to Malaysia.

The frac program at Tanjung continues to be very successful, with six fracs completed to date in 2002. These fracs have an average initial gain of 76 bbls/d with payout of less than five months. Gas sales have commenced from Ogan Komering.

Malaysia/Vietnam

The development of the PM3 CAA is on schedule and budget for start up in the third quarter of 2003. The extension of the development to include the east Bunga Raya oil leg has been approved by all partners and this will also start up at the same time, increasing initial gross oil production to 60,000 bbls/d.

A recent appraisal well at West Bunga Raya was successful and has proved a 200 foot oil column and this is likely to further extend the PM3 development. A well at East Seroja was non-commercial.

A consortium including Talisman is currently negotiating for the large Block 46/02 in Vietnam, adjacent to the PM3 CAA.

Sudan

Production in Sudan continues to exceed expectations, averaging 58,600 bbls/d during the first quarter. Production is currently constrained by pipeline capacity.

An exploration well at Diffra West on Block 4 tested 6,000 bbls/d from two zones. This is significant because it is the first demonstration of a working hydrocarbon system on the west flank of the graben. An appraisal well and test of an adjacent structure will be drilled shortly.

Munga field development is scheduled to be complete by the end of the second quarter. Water injection has commenced at the Unity field to increase reservoir pressure and increase productive capacity.

Trinidad

Talisman and partners have signed a Production Sharing Contract on Block 3a where the Company holds a 30% working interest. This Block is immediately adjacent to Block 2c containing the Kairi and Canteen discoveries and contains several large exploration targets on the Angostura trend.

A successful appraisal well, Kairi-2 on Block 2c, tested 4,360 bbls/d of oil and encountered approximately 300 gross feet of oil pay. A well at Crapaud on Block 2ab was unsuccessful. Appraisal wells are being drilled on the gas discovery at Angostora and oil and gas discovery at Canteen.

Initial development planning is underway and Talisman expects first production from Trinidad in 2004.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

This interim report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including estimates of future production, cash flows and net income, business plans for drilling and exploration, anticipated completion dates and results of exploration, development, maintenance and refurbishment projects, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words such as "expects", "anticipates", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", or "will" be taken, occur or be achieved). Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration, development maintenance or refurbishment projects or capital expenditures; and health, safety and environmental risks); uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Sudan, Algeria or Colombia); the effect of United States sanctions against Sudan and the possibility of changes in U.S. law or policy with respect to companies doing business in Sudan; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

The United States Security and Exchange Commission normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, the probable and possible reserves included in this press release would not meet the standards for inclusion in documents filed by United States oil and gas companies with the SEC. This release contains information prepared both in accordance with the Canadian practice of reporting gross reserve volumes, which are prior to deduction of royalties and similar payments, and the US practice of reporting net reserve volumes after deduction of these amounts. Unless otherwise indicated, reserve amounts are presented on a gross basis.

TALISMAN

ENERGY

Talisman Energy Inc.
Highlights

	Three months ended March 31 2002	2001
Financial		(restated)
(millions of Canadian dollars unless otherwise stated)		
Cash flow	577	764
Net income	101	283
Exploration and development expenditures	562	374
Per common share (dollars)		
Cash flow (1)	4.31	5.64
Net income (2)	0.71	2.05
Production		
(daily average production)		
Oil and liquids (bbls/d)		
Canada	60,670	63,516
North Sea	132,718	105,424
Southeast Asia	23,034	18,756
Sudan	58,608	50,083
Synthetic oil	2,941	2,771
Total oil and liquids	277,971	240,550
Natural gas (mmcf/d)		
Canada	823	789
North Sea	119	108
Southeast Asia	102	96
Total natural gas	1,044	993
Total mboe/d	452	406
Prices (3)		
Oil and liquids ($/bbl)		
Canada	26.82	35.14
North Sea	33.87	38.98
Southeast Asia	32.84	38.22
Sudan	29.35	32.54
Crude oil and natural gas liquids	31.27	36.54
Synthetic oil	32.13	43.43
Total oil and liquids	31.28	36.62
Natural gas ($/mcf)		
Canada	3.29	9.06
North Sea	5.04	5.35
Southeast Asia	3.96	4.74
Total natural gas	3.55	8.24
Total ($/boe) (includes synthetic)	27.44	41.85

(1) Cash flow per common share is calculated before deducting preferred security charges.

(2) Net income per common share is calculated after deducting preferred security charges.

(3) Prices are before hedging.

TALISMAN
ENERGY

Talisman Energy Inc.
Consolidated Balance Sheets

(millions of Canadian dollars)	***March 31 2002***	*December 31 2001* (restated)
Assets		
Current		
Cash	**16**	17
Accounts receivable	**710**	654
Inventories	**115**	99
Prepaid expenses	**23**	29
	864	799
Accrued employee pension benefit asset	**51**	51
Other assets	**34**	25
Goodwill	**467**	467
Property, plant and equipment	**9,616**	9,461
	10,168	10,004
Total assets	**11,032**	10,803
Liabilities		
Current		
Accounts payable and accrued liabilities	**958**	869
Income and other taxes payable	**174**	146
Current portion of long-term debt	**-**	189
	1,132	1,204
Deferred credits	**60**	71
Provision for future site restoration	**652**	619
Long-term debt	**2,951**	2,794
Future income taxes	**1,995**	1,989
	5,658	5,473
Shareholders' equity		
Preferred securities	**431**	431
Common shares	**2,851**	2,831
Contributed surplus	**77**	77
Currency translation	**1**	-
Retained earnings	**882**	787
	4,242	4,126
Total liabilities and shareholders' equity	**11,032**	10,803

See accompanying notes.

Interim statements are not independently audited.

TALISMAN

ENERGY

Talisman Energy Inc.
Consolidated Statements of Income

Three months ended March 31 *(millions of Canadian dollars)*	2002	2001
		(restated)
Revenue		
Gross sales	1,163	1,488
Less royalties	195	323
Net sales	968	1,165
Other	21	25
Total revenue	989	1,190
Expenses		
Operating	256	215
General and administrative	31	27
Depreciation, depletion and amortization	359	288
Dry hole	27	14
Exploration	37	28
Interest on long-term debt	38	29
Other	51	62
Total expenses	799	663
Income before taxes	190	527
Taxes		
Current income tax	51	125
Future income tax (recovery)	(3)	75
Petroleum revenue tax	41	44
	89	244
Net income	101	283
Preferred security charges, net of tax	6	6
Net income available to common shareholders	95	277
Per common share (Canadian dollars)		
Net income	0.71	2.05
Diluted net income	0.70	2.01
Average number of common shares outstanding (millions)	134	135
Diluted number of common shares outstanding (millions)	136	138

Consolidated Statements of Retained Earnings

Three months ended March 31 (millions of Canadian dollars)	2002	2001
		(restated)
Retained earnings, beginning of period	787	308
Net income	101	283
Adoption of new accounting policy	-	(51)
Purchase of common shares	-	(29)
Preferred security charges, net of tax	(6)	(6)
Retained earnings, end of period	882	505

TALISMAN

ENERGY

Talisman Energy Inc.
Consolidated Statements of Cash Flows

Three months ended March 31 *(millions of Canadian dollars)*	**2002**	2001 (restated)
Operating		
Net income	**101**	283
Items not involving current cash flow	**439**	453
Exploration	**37**	28
Cash flow	**577**	764
Deferred gain on unwound hedges	**(12)**	-
Changes in non-cash working capital	**(18)**	(6)
Cash provided by operating activities	**547**	758
Investing		
Capital expenditures		
Exploration, development and corporate	**(568)**	(377)
Acquisitions	**(5)**	(128)
Proceeds of resource property dispositions	**4**	5
Changes in non-cash working capital	**53**	67
Cash used in investing activities	**(516)**	(433)
Financing		
Long-term debt repaid	**(516)**	(110)
Long-term debt issued	**484**	95
Common shares issued (purchased)	**20**	(17)
Preferred security charges	**(11)**	(10)
Deferred credits and other	**(9)**	(23)
Changes in non-cash working capital	**-**	(1)
Cash used in financing activities	**(32)**	(66)
Net (decrease) increase in cash	**(1)**	259
Cash, beginning of period	**17**	76
Cash, end of period	**16**	335

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman's Annual Report for the year ended December 31, 2001.

SIGNIFICANT ACCOUNTING POLICIES

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2001 except as follows:

Change in functional currency

Effective January 1, 2002, the Company adopted the US dollar as its functional currency. Prior to January 1, 2002, the functional currency of the Company was the Canadian dollar. The Company's financial results have been reported in Canadian dollars with amounts translated to Canadian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. Unrealized gains and losses resulting from this translation are accumulated in a separate component of shareholders' equity and are described as cumulative translation adjustments. The change in functional currency did not have a significant impact on the Company's quarterly results or financial position.

Treatment of foreign exchange gains and losses on long-term debt

In accordance with a newly issued Canadian Institute of Chartered Accountants (CICA) accounting standard, the Company no longer defers and amortizes the gains or losses on foreign currency denominated long-term debt as described in note 1(i) of the December 31, 2001 Consolidated Financial Statements. Such gains or losses are reflected in the Income Statement in the period incurred. The new standard has been applied retroactively and the financial statements of comparative periods have been restated. The impact of the new standard on the current quarter's results was to increase net income by $4 million and reduce other assets and retained earnings by $103 million, representing the cumulative deferred foreign exchange losses at January 1, 2002. As indicated above, the 2001 comparative financial statements have been restated to include the impact of the new standard as if the standard had been effective January 1, 2001. The restatement reduced the net income for the quarter ended March 31, 2001 by $63 million and reduced other assets and the retained earnings at January 1, 2001 by $51 million.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired. In accordance with a newly issued accounting standard, the amortization of goodwill ceased January 1, 2002. This change did not have a significant impact on the quarter's financial results. Goodwill is subject to impairment reviews on an annual basis, or as economic events dictate, based on the fair value of reporting units.

SHARE CAPITAL

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares (year to date)	2002	
	Shares	Amount
Balance at January 1,	133,733,182	$ 2,831
Issued upon exercise of stock options	671,022	20
Purchased and cancelled during period	-	-
Balance at March 31,	134,404,204	$2,851

Pursuant to a normal course issuer bid renewed in March 2002, Talisman may repurchase up to 6,716,781 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.

STOCK OPTIONS

Talisman has stock option plans that allow employees and directors to receive options to purchase common shares of the Company. Options granted under the plans are generally exercisable after three years and expire ten years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options are issued.

Continuity of stock options (year to date)	2002	
	Number Of Options	Average Exercise Price
Outstanding at January 1, 2002	7,497,611	41.49
Granted	1,060,875	64.64
Exercised	671,022	29.50
Expired/forfeited	6,320	55.41
Outstanding at March 31, 2002	7,881,144	41.49
Exercisable at March 31, 2002	3,494,059	33.64

No amount of compensation expense has been recognized in the financial statements for stock options granted to employees and directors. The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

(year to date)	March 31, 2002		March 31, 2001	
	As Reported	Pro Forma	As Reported (restated)	Pro Forma
Net income ($ millions)	101	94	283	279
Net income per common share ($/share)	0.71	0.66	2.05	2.02
Diluted net income per common share ($/share)	0.70	0.65	2.01	1.98

The pro forma amounts above are not indicative of future results as options generally vest over three years and are reflected as compensation expense in the above table over this period. Additional awards in future years are anticipated.

Stock options granted during the period ended March 31, 2002 had an estimated weighted-average fair value of $26.16 per option. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price.

The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2001 Consolidated Financial Statements.

LONG-TERM DEBT

	March 31, 2002	December 31, 2001
Bank Credit Facilities (Canadian $ denominated)	$ 782	$ 1,264
Debenture and Notes (unsecured)		
US$ denominated (March 31, 2002 - US$ 850 million; December 31, 2001 – US$750 million)	1,354	1,194
Canadian $ denominated	815	525
	2,951	2,983
Less current portion	-	(189)
	$ 2,951	$ 2,794

The outstanding bank credit facilities balance and certain debentures and notes due within one year have been classified as long-term debt since the Company has both the ability to replace the current portion with long-term borrowings under the revolving bank credit facilities and the intention to extend the terms of the respective credit facilities in 2002

Subsequent to quarter end, the Company completed a $564 million (£250 million) Eurobond offering of 6.625% notes due December 5, 2017.

TALISMAN
ENERGY

Talisman Energy Inc.
Segmented Information
Three months ended March 31

(millions of Canadian dollars)	Canada 2002	Canada 2001 (restated)	North Sea (1) 2002	North Sea (1) 2001	SE Asia (2) 2002	SE Asia (2) 2001	Sudan 2002	Sudan 2001	Other 2002	Other 2001	Total 2002	Total 2001 (restated)
Revenue												
Gross sales	431	817	467	420	106	105	159	146	-	-	1,163	1,488
Royalties	81	224	27	21	27	22	60	56	-	-	195	323
Net sales	350	593	440	399	79	83	99	90	-	-	968	1,165
Other	10	9	11	15	-	1	-	-	-	-	21	25
Total revenue	360	602	451	414	79	84	99	90	-	-	989	1,190
Segmented expenses												
Operating	84	79	138	104	19	15	15	17	-	-	256	215
DD&A	152	127	162	124	22	20	23	17	-	-	359	288
Dry hole	16	12	-	-	-	-	-	2	11	-	27	14
Exploration	18	13	4	3	2	1	2	5	11	6	37	28
Other	(13)	12	63	(20)	-	(5)	-	5	2	7	52	(1)
Total segmented expenses	257	243	367	211	43	31	40	46	24	13	731	544
Segmented income before taxes	103	359	84	203	36	53	59	44	(24)	(13)	258	646
Non-segmented expenses												
General and administrative											31	27
Interest on long-term debt											38	29
Currency translation											(1)	63
Total non-segmented expenses											68	119
Income before taxes											190	527
Property, plant and equipment	4,892	4,773	2,798	2,831	960	924	770	767	196	166	9,616	9,461
Goodwill	291	291	41	41	135	135	-	-	-	-	467	467
Other	286	265	362	371	174	137	57	44	19	7	898	824
Segmented assets	5,469	5,329	3,201	3,243	1,269	1,196	827	811	215	173	10,981	10,752
Non-segmented assets											51	51
Total assets (3)											11,032	10,803
Capital expenditures												
Exploration	107	73	27	18	4	5	5	12	35	13	178	121
Development	178	136	122	89	46	12	20	11	18	5	384	253
Exploration and development	285	209	149	107	50	17	25	23	53	18	562	374
Property acquisitions											5	128
Proceeds on dispositions											(4)	(5)
Other non-segmented											6	3
Net capital expenditures (4)											569	500

1 North Sea

		2002	2001
Revenues	United Kingdom	442	404
	Netherlands	9	10
		451	414
Property, plant and equipment (3)	United Kingdom	2,757	2,791
	Netherlands	41	40
		2,798	2,831

2 Southeast Asia

		2002	2001
Revenues	Indonesia	67	84
	Malaysia	12	-
		79	84
Property, plant and equipment	Indonesia	515	508
	Malaysia	436	407
	Vietnam	9	9
		960	924

Indonesian oil revenues consist entirely of sales to Pertamina.

3 Current year represents balances as at March 31, prior year represents balances as at December 31.

4 Does not include corporate acquisitions.

TALISMAN
ENERGY

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2002

The following financial ratios are provided in connection with the Company's continuous offering of medium term notes pursuant to the short form prospectus dated March 27, 2002 and a prospectus supplement dated March 28, 2002, and are based on the corporation's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at March 31, 2002.
The interest coverage ratios are for the 12 month period then ended.

	Preferred Securities as equity (5)	*Preferred Securities as debt (6)*
Interest coverage (times)		
Income (1)	5.71	4.57
Cash flow (2)	16.20	12.95
Asset coverage (times)		
Before deduction of future income taxes and deferred credits (3)	3.35	2.89
After deduction of future income taxes and deferred credits (4)	2.44	2.10

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(3) Total assets minus current liabilities; divided by long-term debt.

(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.

(5) The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.

(6) Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

TALISMAN
ENERGY

Talisman Energy Inc.
Product Netbacks

(C$ - production before royalties)		*Three months ended March 31* *2002*	*2001*
Canada	Oil and liquids ($/bbl)		
	Sales price	**26.82**	35.14
	Hedging (gain)	**(0.77)**	0.13
	Royalties	**5.90**	8.05
	Operating costs	**5.48**	4.91
		16.21	22.05
	Natural gas ($/mcf)		
	Sales price	**3.29**	9.06
	Hedging (gain)	**(0.42)**	0.54
	Royalties	**0.67**	2.47
	Operating costs	**0.66**	0.63
		2.38	5.42
North Sea	Oil and liquids ($/bbl)		
	Sales price	**33.87**	38.98
	Hedging (gain)	**(0.74)**	0.14
	Royalties	**1.60**	1.99
	Operating costs	**10.27**	9.71
		22.74	27.14
	Natural gas ($/mcf)		
	Sales price	**5.04**	5.35
	Hedging (gain)	**-**	-
	Royalties	**0.79**	0.20
	Operating costs	**0.45**	0.50
		3.80	4.65
Southeast Asia	Oil and liquids ($/bbl)		
	Sales price	**32.84**	38.22
	Hedging (gain)	**(0.76)**	0.14
	Royalties	**12.34**	11.83
	Operating costs	**7.15**	6.89
		14.11	19.36
	Natural gas ($/mcf)		
	Sales price	**3.96**	4.74
	Hedging (gain)	**-**	0.02
	Royalties	**0.20**	0.23
	Operating costs	**0.42**	0.35
		3.34	4.14
Sudan	Oil ($/bbl)		
	Sales price	**29.35**	32.54
	Hedging (gain)	**(0.75)**	0.14
	Royalties	**11.32**	12.41
	Operating costs	**2.89**	3.71
		15.89	16.28
Total Company	Oil and liquids ($/bbl)		
	Sales price	**31.27**	36.54
	Hedging (gain)	**(0.75)**	0.14
	Royalties	**5.52**	6.58
	Operating costs	**7.38**	6.94
		19.12	22.88
	Natural gas ($/mcf)		
	Sales price	**3.55**	8.24
	Hedging (gain)	**(0.33)**	0.43
	Royalties	**0.63**	2.01
	Operating costs	**0.61**	0.59
		2.64	5.21

Netbacks do not include synthetic oil or pipeline operations.

TALISMAN

ENERGY

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended March 31 2002	2001
Oil and liquids (bbls/d)		
Canada	47,334	48,965
North Sea	126,466	100,029
Southeast Asia (1)	14,382	12,950
Sudan	35,998	30,988
Synthetic oil (Canada)	2,794	2,218
Total oil and liquids	226,974	195,150
Natural gas (mmcf/d)		
Canada	656	574
North Sea	100	103
Southeast Asia (1)	97	91
Total natural gas	853	768
Total mboe/d	369	323

(1) Includes operations in Indonesia, Malaysia and Vietnam.

TALISMAN
ENERGY

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks

(US$ - production net of royalties)		*Three months ended March 31* *2002*	*2001*
Canada	Oil and liquids (US$/bbl)		
	Sales price	**16.82**	23.00
	Hedging (gain)	**(0.62)**	0.11
	Operating costs	**4.40**	4.17
		13.04	18.72
	Natural gas (US$/mcf)		
	Sales price	**2.06**	5.93
	Hedging (gain)	**(0.33)**	0.49
	Operating costs	**0.52**	0.56
		1.87	4.88
North Sea	Oil and liquids (US$/bbl)		
	Sales price	**21.24**	25.51
	Hedging (gain)	**(0.48)**	0.10
	Operating costs	**6.76**	6.70
		14.96	18.71
	Natural gas (US$/mcf)		
	Sales price	**3.16**	3.50
	Hedging (gain)	**-**	-
	Operating costs	**0.33**	0.34
		2.83	3.16
Southeast Asia (1)	Oil and liquids (US$/bbl)		
	Sales price	**20.60**	25.02
	Hedging (gain)	**(0.76)**	0.13
	Operating costs	**7.18**	6.54
		14.18	18.35
	Natural gas (US$/mcf)		
	Sales price	**2.48**	3.10
	Hedging (gain)	**-**	0.01
	Operating costs	**0.27**	0.24
		2.21	2.85
Sudan	Oil (US$/bbl)		
	Sales price	**18.41**	21.30
	Hedging (gain)	**(0.76)**	0.15
	Operating costs	**2.95**	3.93
		16.22	17.22
Total Company	Oil and liquids (US$/bbl)		
	Sales price	**19.61**	23.92
	Hedging (gain)	**(0.58)**	0.11
	Operating costs	**5.68**	5.60
		14.51	18.21
	Natural gas (US$/mcf)		
	Sales price	**2.23**	5.39
	Hedging (gain)	**(0.26)**	0.36
	Operating costs	**0.47**	0.50
		2.02	4.53

(1) Includes operations in Indonesia, Malaysia and Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

TALISMAN

ENERGY

Executive:

James W. Buckee
President & Chief Executive Officer

Edward W. Bogle
Vice-President, Exploration

T. Nigel D. Hares
Vice-President, Frontier and International Operations

Joseph E. Horler
Vice-President, Marketing

Michael D. McDonald
Vice-President, Finance and Chief Financial Officer

Robert W. Mitchell
Vice-President, Canadian Operations

Robert M. Redgate
Vice-President, Human Resources and Corporate Services

M. Jacqueline Sheppard
Vice-President, Legal and Corporate Projects and
Corporate Secretary

Executive Office:

Talisman Energy Inc.
3400, 888 – 3rd Street S.W.
Calgary, Alberta, Canada
T2P 5C5

Telephone: (403) 237-1234
Facsimile: (403) 237-1902

Investor Relations Contacts:

M. Jacqueline Sheppard
Vice-President, Legal and Corporate Projects and
Corporate Secretary
(403) 237-1183

David W. Mann
Manager, Investor Relations and
Corporate Communications
(403) 237-1196
e-mail: tlm@talisman-energy.com

Abbreviations:

bbls	- barrels
bbls/d	- barrels per day
mbbls/d	- thousands of barrels per day
mmbbls	- million barrels
boe	- barrel of oil equivalent
mmboe	- million barrels of oil equivalent
mcf	- thousand cubic feet
mmcf	- million cubic feet
bcf	- billion cubic feet
liquids	- natural gas liquids

Notes:

1. Barrels of oil equivalent have been calculated on the basis of 6 mcf of natural gas equals 1 boe

2. Unless otherwise stated, all sums of money are expressed in Canadian dollars

Visit Talisman's Internet Website at www.talisman-energy.com

TALISMAN

ENERGY

NEWS RELEASE

TALISMAN AWARDED BLOCK 46/02 OFFSHORE VIETNAM

CALGARY, May 14, 2002 - Talisman Energy Inc. announced that a consortium including Talisman Vietnam Limited (30%), Petronas Carigali Overseas Sdn Bhd (30%) and PetroVietnam Exploration and Production Company (40%) has been awarded exploration Block 46/02 offshore Vietnam. Petronas Carigali Overseas is the exploration and production subsidiary of Malaysia's state owned Petronas while PetroVietnam Exploration and Production Company is a subsidiary of PetroVietnam, the national oil company of Vietnam. The award is still subject to final approvals by the Government of the Socialist Republic of Vietnam and execution of a Petroleum Contract and joint operating arrangement.

"We are excited about the oil and gas potential of the area," said Dr. Jim Buckee, President and Chief Executive Officer. "Block 46/02 is located adjacent to our ongoing development in the Malaysia/Vietnam PM-3 Commercial Arrangement Area (PM-3 CAA) and is interpreted to contain an extension to the PM-3 CAA play. The block offers the potential for a number of small field discoveries which can be quickly and economically tied back to the PM-3 CAA facilities. The award of Block 46/02 represents a key step in our strategy to grow our Vietnam/Malaysia business."

Block 46/02 has an area of three million acres and is located approximately 100 miles off the southern coast of Vietnam adjacent to the PM-3 CAA block boundary in 120-150 feet of water. A number of oil and gas discoveries were made by the previous operator of the block, which flowed at rates up to 5,500 bbls/d of oil and 26 mmcf/d of low carbon dioxide gas.

The consortium's commitment on Block 46/02 includes conducting a three-dimensional seismic survey and a four well exploratory drilling program during the initial three year exploration phase.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria (includes development), Trinidad (includes appraisal), Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

Forward Looking Statements: This press release contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, including interpreted play extensions and the potential for small field discoveries. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses and the success of exploration and development projects; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks); and fluctuations in oil and gas prices and foreign currency exchange rates. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For further information, please contact:

David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

19/2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: May 14, 2002

By Christine D. Lee

Christine D. Lee
Assistant Corporate Secretary

I:\CORPORAT\Sec-Com\SEC6K.doc